July 3, 2024

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

We have read the statements under Item 4.01 of the Current Report on Form 8-K of CleanSpark, Inc. to be filed with the Securities and Exchange Commission on or about July 3, 2024. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

MaloneBailey, LLP www.malonebailey.com Houston, Texas